Exhibit 99.6

BAYTEX TO ACQUIRE RANGER OIL

BUILDING A QUALITY NORTH AMERICAN OIL-WEIGHTED E&P

ANNUAL AND SPECIAL MEETING: MAY 15, 2023

Baytex's board of directors unanimously recommends that shareholders of Baytex vote **FOR** the issuance of common shares of Baytex in connection with the transaction.[6]

ENHANCE DIRECT SHAREHOLDER RETURNS

20%
Accretion to Free Cash Flow[1] per share & return of capital per share[2]

50%
Free Cash Flow[1] for direct shareholder returns

$0.09
Anticipated Annualized Dividend per Baytex common share[3]

BUILD A STRONG AND RESILIENT OPERATING PLATFORM IN THE EAGLE FORD

Ranger's Assets represent

741
Net undrilled locations[5]

12-15
Years of high quality Inventory

Operated production increases to

82%

MAINTAIN A STRONG BALANCE SHEET AND PRUDENT FINANCIAL FLEXIBILITY

Total Debt to EBITDA[1 & 4]

1.0X

BECOME A LEADER IN RESPONSIBLE ENERGY PRODUCTION

Average GHG Emissions intensity

↘16%



BAYTEX

HAVE QUESTIONS? NEED HELP VOTING?

Or contact Kingsdale Advisors toll free at 1.866.851.2743, collect at 416.867.2272 or via email at contactus@kingsdaleadvisors.com.

www.BaytexASM.com

Please refer to the information circular and proxy statement of Baytex dated April 3, 2023 (the "**Information Circular**") for complete details on the transaction.

NOTES:

(1) Specified financial measure that does not have any standardized meaning prescribed by IFRS (as defined in the Information Circular) and may not be comparable with the calculation of similar measures presented by other entities. See "*Specified Financial Measures*" in the Information Circular.

(2) Accretion metrics based on the 12-month period from closing of the merger, July 1, 2023 to June 30, 2024, and the following commodity prices: WTI - US$75/bbl; MEH premium to WTI - US$2/bbl, WCS differential to WTI - US$17.50/bbl; NYMEX Gas - US$3.50/MMbtu; Exchange Rate (CAD/USD) - 1.35. Based on the weighted average common shares of Baytex outstanding before and after giving effect to the merger. Pro forma forecast production includes Baytex production of 88,000 to 90,000 boe/d (working interest) and Baytex's internal estimate for Ranger production of 67,000 to 70,000 boe/d (working interest).

(3) Based on Baytex's closing share price on February 24, 2023 of $5.74. Following closing of the transaction, management expects to recommend that a dividend, to be paid quarterly, be set at $0.0225 per share ($0.09 per share annualized), which is subject to the review and approval of the Baytex board of directors and there is no guarantee such dividend will be declared by the Baytex board of directors. See *"Dividend Advisory"* in the Information Circular.

(4) EBITDA is calculated in accordance with the Baytex's credit facilities agreement which is available on SEDAR at www.sedar.com. Total Debt to EBITDA ratio based on estimated total debt for Baytex and Ranger on closing of the merger, including estimated transaction costs. EBITDA based on the 12-month period from closing, July 1, 2023 to June 30, 2024.

(5) See "*Advisory Regarding Oil and Gas Information*" in the Information Circular.

(6) See *"Advisories" and "Advisories – Forward-Looking Information"* in the Information Circular.

HAVE QUESTIONS? NEED HELP VOTING?

Or contact Kingsdale Advisors toll free at 1.866.851.2743, collect at 416.867.2272 or via email at contactus@kingsdaleadvisors.com.

www.BaytexASM.com

BAYTEX